SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 19)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082206	Page 2 of 8

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 3,887,694 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 3,887,694 Common Units(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,694 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,302,451 Common Units.

CUSIP No. Y11082206	Page 3 of 8

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 3,887,694 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 3,887,694 Common Units(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,887,694 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.1%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,302,451 Common Units.

CUSIP No. Y11082206	Page 4 of 8

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,302,451 Common Units.

CUSIP No. Y11082206	Page 5 of 8

This Amendment No. 19 amends and supplements the disclosures in Items 2, 4 and 5 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2008, as amended by amendments thereto filed on December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the common units representing limited partner interests (the “Common Units”) of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

The principal business of Capital Maritime consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

On March 30, 2022, CGC Operating Corp. (“CGC”) transferred all 1,153,846 common units held by it to Capital Gas for no consideration. Mr. Miltiadis M. Marinakis beneficially owns 50% of CGC and the remaining 50% of CGC is beneficially owned by a U.S.-based financial sponsor. In connection with the transfer of common units from CGC to Capital Gas, Capital Gas paid $9,029,877.39 to the U.S.-based financial sponsor in exchange for its interest in the common units held by CGC. Mr. Miltiadis E. Marinakis may have been deemed to beneficially own such common units through his beneficial ownership of CGC. Mr. Miltiadis E. Marinakis may continue to be deemed to beneficially own such common units through his beneficial ownership of 100% of Capital Gas.

Capital GP L.L.C., the general partner of the Issuer (the “General Partner”), is a limited liability company organized under the laws of the Republic of the Marshall Islands. The General Partner was initially formed and controlled by Capital Maritime. On April 26, 2019, Capital Maritime transferred all membership interests in the General Partner to a vehicle wholly owned by Miltiadis E. Marinakis, as part of a reallocation of various shipping interests and businesses among members of the Marinakis family. Mr. Miltiadis E. Marinakis, born in 1999, is the son of Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Pursuant to the Limited Liability Company Agreement of the General Partner dated March 22, 2007, the management of the General Partner is vested exclusively in its members from time to time. Accordingly, Mr. Miltiadis E. Marinakis, acting on behalf of the Marinakis family as the sole member of the General Partner, has the right to appoint and elect all the officers of the General Partner.

Pursuant to the terms of the Second Amended and Restated Agreement of Limited Partnership of the Issuer, dated February 22, 2010 (as amended from time to time, the “Partnership Agreement”), the General Partner controls the appointment of three of the eight members of the Issuer’s board of directors. Accordingly, through the right to manage the General Partner, Mr. Miltiadis E. Marinakis, acting on behalf of the Marinakis family, has the ability to influence the management, policies and control of the Issuer.

The General Partner may not be removed from its position as General Partner of the Issuer unless two thirds of the outstanding Common Units, including units held by the General Partner and its affiliates, as well as the majority of the board of directors of the Issuer vote to approve such removal. As of April 4, 2022, the Reporting Persons may be deemed to beneficially own in aggregate 26.1% of the Common Units issued and outstanding. Accordingly, the Reporting Persons have the ability to significantly influence the outcome of any unitholder votes on the removal of the General Partner.

CUSIP No. Y11082206	Page 6 of 8

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)

Capital Maritime beneficially owns 3,887,694 Common Units, representing 20.1% of the outstanding Common Units. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 3,887,694 Common Units through its beneficial ownership Capital Maritime, representing, in aggregate, 20.1% of the outstanding Common Units.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 1,153,846 Common Units, representing 6.0% of the outstanding Common Units, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 100% of Capital Gas.

Furthermore, the General Partner owns 348,570 general partner units, representing a 1.8% partnership interest in the Issuer (calculated based on an aggregate of 19,651,021 units of the Issuer). Disclosure contained in Item 4 is incorporated herein by reference.

(b)

	Shares	% of	Sole	Shared	Sole	Shared
		Shares
	Beneficially	Beneficially	Voting	Voting	Dispositive	Dispositive
Reporting Person	Owned	Owned	Power	Power	Power	Power
Capital Maritime(1)	3,887,694	20.1%	0	3,887,694	0	3,887,694
Evangelos M. Marinakis(1)	3,887,694	20.1%	0	3,887,694	0	3,887,694
Miltiadis E. Marinakis	1,153,846	6.0%	0	1,153,846	0	1,153,846

(1)	Capital Maritime shares voting and dispositive power over the 3,887,694 Common Units that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, none of the Reporting Persons has engaged in any transactions in the Common Units during the past sixty days.

(d) Except as described in Item 6 of the Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such Reporting Person.

(e)	Not applicable.

CUSIP No. Y11082206	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2022

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 8 of 8

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece
Director and Chairman	3 Iassonos Street
Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece
Director and Chief Financial Officer	3 Iassonos Street
Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France
Director	3 Iassonos Street
Piraeus, 18537, Greece